Exhibit 3.1

New Jersey Division of Revenue

Certificate of Amendment to the Certificate of Incorporation

(For Use by Domestic Profit Corporation)

Pursuant to the provisions of Sections 14A:9-1 (2), 14A:9-1 (2)(d), 14A:9-1 (2)(i) and 14A7-15.1, Corporations, General, of the New Jersey Statutes, the undersigned corporation executes the following Certificate of Amendment to its Amended and Restated Certificate of Incorporation, dated March 26, 2002, as amended:

1.	The name of the Corporation is:

Akers Biosciences, Inc.

2.	The following amendment to the Amended and Restated Certificate of Incorporation was approved by the directors of the corporation on the 25th day of November, 2019 and the stockholders of the corporation on the 30th day of December, 2019.

Resolved that Article Four of the Amended and Restated Certificate of Incorporation be amended by deleting the first sentence and inserting the following sentence:

“Capitalization. The total number of shares of stock which the Corporation shall have the authority to issue is one hundred fifty million (150,000,000) shares, of which one hundred million (100,000,000) shares shall be common stock, without par value (“Common Stock”), and fifty million (50,000,000) shares shall be preferred stock, without par value (“Preferred Stock”).”

3.	The number of shares outstanding at the time of the adoption of the amendment was: 1,738,837.

The total number of shares entitled to vote thereon was: 1,738,837.

4.	This Certificate of Amendment to the Amended and Restated Certificate of Incorporation shall be effective as of January 3, 2020 at 8:00 a.m. Eastern Time.

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/s/ Howard R. Yeaton
Howard R. Yeaton
Chief Financial Officer
Dated this 3rd day of January, 2020